Filed Pursuant to Rule 433
Registration No. 333-292560
May 12, 2026
Pinnacle Financial Partners, Inc.
$750,000,000
May 12, 2026
5.596% Fixed Rate / Floating Rate Senior Notes due 2032
Term Sheet
This term sheet supplements the information set forth under the captions “Description of Notes” and “Description of Debt Securities” in the prospectus supplement dated May 12, 2026, and the accompanying prospectus dated January 2, 2026.

Issuer:	Pinnacle Financial Partners, Inc. (the “Company”)
Security:	5.596% Fixed Rate / Floating Rate Senior Notes due 2032 (the “Notes”)
Aggregate Principal Amount:	$750,000,000
Trade Date:	May 12, 2026
Settlement Date (T+5)**:	May 19, 2026
Maturity Date:	May 19, 2032
Fixed Rate Period:	From, and including, May 19, 2026 to, but excluding, May 19, 2031
Floating Rate Period:	From, and including, May 19, 2031 to, but excluding, the Maturity Date

Optional Redemption Terms:
Prior to May 19, 2031 (one year prior to the Maturity Date), the Company may, at its option, redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places), equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming the Notes matured on May 19, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement dated May 12, 2026) plus 25 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. On May 19, 2031 (one year prior to the Maturity Date), the Company may redeem the Notes, in whole, but not in part, by paying the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

At any time and from time to time on or after April 19, 2032 (30 days prior to the Maturity Date), the Company may redeem the Notes in whole or in part by paying the aggregate principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Reference Benchmark:	UST 3.875% due April 30, 2031
Benchmark Yield:	4.126%
Spread to Benchmark:	147 bps
Yield to Maturity:	5.596%
Coupon:
Fixed Rate Period: 5.596% per annum
Floating Rate Period: Compounded SOFR per annum (determined with respect to each quarterly interest period using the SOFR Index as described under “Description of Notes—Compounded SOFR” in the prospectus supplement dated May 12, 2026), plus 170 bps

Issue Price to Investors:	100.000%
Interest Payment Dates:
Fixed Rate Period: Interest on the Notes will be payable on May 19 and November 19 of each year, beginning on November 19, 2026
Floating Rate Period: Interest on the Notes will be payable on August 19, 2031, November 19, 2031, February 19, 2032 and the Maturity Date

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360
Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof
Listing and Trading Markets:
The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	0.350%

Proceeds to the Company (before expenses):	$747,375,000.00
CUSIP/ISIN:	72348N AA7 / US72348NAA72
Joint Bookrunners:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC Goldman Sachs & Co. LLC Synovus Securities, Inc.
Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Piper Sandler & Co. Raymond James & Associates, Inc.
** The Company expects that delivery of the Notes will be made to investors on or about May 19, 2026, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.
The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. LLC at 1-866-718-1649, RBC Capital Markets, LLC at 1-877-822-4089, or Goldman Sachs & Co. LLC at 1-866-471-2526.